SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2008.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Extract and Translation of Notice of Amendments to the Articles of Incorporation made public on Friday May 9, 2008.
2.	English press release entitled, “Announcement Regarding Management Changes” made public on Friday, May 9, 2008.
3.	English press release entitled, “Announcement Regarding a Stock Option Program (Issuance of Stock Acquisition Rights to Employees and Others)” made public on Friday, May 9, 2008.
4.	English press release entitled, “Announcement Regarding a Stock Option Program (Issuance of Stock Acquisition Rights to Directors and Executive Officers)” made public on Friday, May 9, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 9, 2008	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

May 9, 2008

Notice of Amendments to the Articles of Incorporation

Tokyo, Japan—May 9, 2008—ORIX Corporation (TSE: 8591; NYSE: IX, Main office: Minato-ku Tokyo, President: Yukio Yanase), a leading integrated financial service group, announced that, at the Board of Directors meeting held on May 9, 2008, it resolved to propose for resolution at its 45th Annual General Meeting of Shareholders, scheduled to be held on June 24, 2008, the following amendments of its articles of incorporation (hereinafter referred to as the “Articles of Incorporation”).

Please note that this English language version of the Notice of Amendment to the Articles of Incorporation is only an extract and translation of the Japanese language original.

1. Reason for Amendment

(1) Change and Addition of Purposes of Business

i) In conjunction with the implementation of the Law for the Partial Amendment of Securities and Exchange Law (Law No. 65 of 2006) providing that the Securities and Exchange Law (Law No. 25 of 1948) was reorganized into the Financial Instruments and Exchange Law, the appropriate amendments are proposed to be made.

ii) Amendments are proposed to add certain purposes of business in the Articles of Incorporation in light of the current status of business activities conducted by ORIX CORPORATION (herein after referred to as the “Company”) and its subsidiaries, and for the purpose of clarifying the purposes of business as well as dealing with business diversification including those of the subsidiaries.

(Relating to Article 2 of the proposed amended Articles of Incorporation)

(2) Change With Regard to Exercising Procedures of Shareholders’ Right

Amendments are proposed to add the provision of the number of proxy exercising voting rights at the General Meeting of Shareholders.

(Relating to Article 15 of the proposed amended Articles of Incorporation)

(3) Partial Changes in the Wording

Amendments are made in conjunction with partial re-arrangement of the wording.

(Relating to Articles 2 and 19 of the proposed amended Articles of Incorporation)

2. Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended

CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) [Omitted]

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of securities

(5) business of investment in and sale of commodities, and advisory service business relating to investment in commodities

(6) securities broker business

(7) trust agreement agency business

(8) business of sale of trust beneficiary rights

(9) [Omitted]

(10) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.

(11) water transport, road transport of cargo and warehousing

(12) transport business using cargo

(13) contracting for construction and civil engineering, and design and supervision thereof

(14) [Omitted]

(15) information services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business

(17) [Omitted]

(18) business of dispatching workers to enterprises

(19) [Omitted]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

[New Provision]

CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose)

The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) [No Change]

(3) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(4) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business

(5) financial instruments and exchange business, financial instruments broker business, trust agreement agency business and advisory service business relating to investment in commodities

[Deleted]

[Moved to (5)]

[Deleted]

(6) [No Change]

(7) manufacture, processing, repair, sale and import and export of furniture, accessory, transport machinery and equipment, daily necessities and miscellaneous goods and other various movable goods

(8) water transport, land transportation and warehousing

[Included in (8)]

(9) contracting for construction, civil engineering and various facilities work, etc. and design, construction and supervision thereof

(10) [No Change]

(11) information processing and providing services, telecommunications, advertising and publishing business

(12) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, etc., and tour business

(13) [No Change]

(14) business of dispatching workers to enterprises and employment agency business

(15) [No Change]

(16) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

(17) development of environmental arrangement and recycling of various resources (including manufacture and sale of recycled products)

2

(21) generation of electric power and supply of electricity

(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items, and pension consulting service

[New Provision]

(23) [Omitted]

(24) investment advisory business relating to real estate, securities and other financial assets

(25) engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities

(26) [Omitted]

[New Provisions]

Article 15 (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote. In such case the shareholder or the proxy must file with the Company a document evidencing his authority.

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

(18) supply and sale of electricity, gas, oil and other energy resources, and the products in relation thereto

(19) provision of various services such as brokerage, recommendation, commission, agency, investigation, research and development, guidance, education and study-support, etc. of business relating to any of the preceding items

(20) consulting service for the business relating to any of the preceding items, pension and other various business

(21) [No Change]

(22) investment advisory and agency business relating to real estate and other assets

(23) engaging in trust, banking, credit management and collection business operations, financial instruments and exchange business and insurance business , as a result of the acquisition of shares in a company engaged in those activities

(24) [No Change]

(25) any and all lawful businesses

Article 15 (Vote by Proxy)

A shareholder may exercise his vote by proxy given to another one (1) shareholder, who has the right to vote. In such case the shareholder or the proxy must file with the Company a document evidencing his authority.

Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman) (Note)

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

Note: The amendment reflects the re-arrangement of the wording in the Japanese language original.

3

May 9, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Nigel D.R. Simpson

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding Management Changes

TOKYO, Japan – May 9, 2008 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes. An English summary of the details is given below.

New Position	Present Position	Name
Changes Effective as of June 24, 2008
Director Corporate Executive Vice President Investment Banking Headquarters Securitized Products Office Chairman, ORIX Capital Corporation	Corporate Executive Vice President Investment Banking Headquarters Securitized Products Office Chairman, ORIX Capital Corporation	Kazuo Kojima

Advisor Assistant to the Chairman*	Director Deputy President Osaka Group Representative Domestic Sales Headquarters/Osaka Head Office	Kenji Kajiwara

*	In charge of special matters of the ORIX Group

•	Scheduled to assume office as chairman of Osaka City Dome Co., Ltd. as of June 20

•	Continue as acting owner of ORIX Baseball Club Co., Ltd.

•	Continue as advisor for ORIX Real Estate Corporation and chair of the establishment preparation committee for KMO*

*	KMO is the Osaka North District Development Project, Knowledge Capital facility management structure “Knowledge Capital Management Organisation”

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-

May 9, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Nigel D.R. Simpson

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Issuance of Stock Acquisition Rights to Employees and Others)

At a meeting of ORIX Corporation’s Board of Directors held on May 9, 2008, it was resolved to raise a proposal as an agenda item for approval at the 45th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 24, 2008. The agenda item is to delegate the Board of Directors of the Company to set offering conditions for issuing stock acquisition rights as part of a stock option program, as shown below, to employees of the Company, and directors and employees of subsidiaries and affiliates of the Company.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law.

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to employees of the Company, and directors and employees of subsidiaries and affiliates of the Company. The aforementioned employees of the Company include those concurrently serving as directors, corporate auditors or employees of subsidiaries and affiliates of the Company.

3. Reason for the need to issue Stock Acquisition Rights under especially favorable terms.

In order to further increase the incentive of the aforementioned recipients to raise corporate profits and further increase corporate value.

4. Outline of the Stock Acquisition Rights

(1) Type and number of shares to be issued upon exercise of the stock acquisition rights

10 common shares per one stock acquisition right.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 45th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment=Number of Stock Prior to Adjustment X Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 45th Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

Maximum of 12,200. The maximum total stock to be issued or transferred upon exercise of the stock acquisition rights will be 122,000. However, this number to be issued or transferred upon exercise of the stock acquisition rights will be adjusted if there is any adjustment made in the number of shares, as a purpose of the stock acquisition rights, as per (1) above.

(3) Necessity of Payment for the Stock Acquisition Rights

No payment is required for stock acquisition rights.

(4) Amount to be Invested at Time of Exercising Stock Acquisition Rights and Calculation Method Used Amount to be invested into the Company at time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), and the number of shares to be issued per unit of the stock acquisition rights set forth in (1) above.

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded), which is one day prior to the issue date, and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a stock split, reverse stock split or a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 45th Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

From two years following the day of the setting of the offering of conditions for issuing stock acquisition rights by our executive officer, delegated by the Board of Directors of the Company, to June 24, 2018.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7) Reason for Acquisition of the Stock Acquisition Rights

1. If a bill to approve a contract for the Company to become the non-surviving entity of a merger, a bill to approve a contract for the Company to become a divested company through a divesture, or to approve a newly-created divesture plan, or a bill to approve a contract for the Company to become a wholly-owned subsidiary due to a share-swap contract or to approve a share-transfer plan, has been approved by the General Meeting of Shareholders of the Company (a decision by the meeting of the Board of Directors of the Company or by our executive officer delegated by the Board of Directors, if an approval by the General Meeting of Shareholders is not necessary) then the stock acquisition rights may be cancelled at no cost to the Company, by an executive officer delegated by the Board of Directors or by a decision made by the meeting of the Board of Directors, on a date to be determined.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Necessary Adjustments or Changes in Conditions for Exercising Stock Acquisition Rights and the Shortening of the Exercise Period for Stock Acquisition Rights in the Case of an Organizational Restructuring such as a Merger

In the event that the decision by the meeting of the Board of Directors of the Company effects a merger, demerger, share-swap, share-transfer or other organizational restructuring as stipulated under the Company Law, or in the event of reform or abolition of related laws and ordinances, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the decision by the meeting of the Board of Directors of the Company or our executive officer delegated by the Board of Directors, to the extent reasonable, will make necessary adjustments or changes in the conditions for exercising stock acquisition rights and the shortening of the exercise period for stock acquisition rights and has the ability to restrict the exercising of stock acquisition rights, other than as stipulated in the aforementioned clauses (1) and (4),

(10) Increased capital and capital reserves in case of issuing shares upon exercise of the stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above, from the limit amount of increased capital also mentioned in 1. above.

Note: The above matters are subject to the approval at the 45th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 24, 2008.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-

May 9, 2008

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Nigel D.R. Simpson

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Announcement Regarding a Stock Option Program

(Issuance of Stock Acquisition Rights to Directors and Executive Officers)

At a meeting of ORIX Corporation’s Board of Directors held on May 9, 2008, a policy was decided to issue stock acquisition rights as part of a stock option program to directors and executive officers of the Company, in order to further increase incentives to raise corporate profits.

1. Overview of the Stock Option Program

Stock acquisition rights that can be exercised to acquire common shares of the Company will be offered in accordance with the provisions contained in Articles 236, 238, and 240 of the Company Law.

2. Recipients of the Stock Acquisition Rights

Directors and executive officers after the conclusion of the 45th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 24, 2008.

3. Outline of the Stock Acquisition Rights

(1) Type and number of shares to be issued upon exercise of the stock acquisition rights

10 common shares per one stock acquisition right.

In the case that a stock split (including gratis issue) or reverse stock split takes effect after the conclusion of the 45th Annual General Meeting of Shareholders of the Company, the number of shares for stock acquisition rights will be adjusted using the following calculation method. However, the adjustment will only be done for those stocks of stock acquisition rights that have not been exercised at the time of such stock split or stock merger. Furthermore, upon adjustment fractions of one stock will be rounded down.

Number of Stock After Adjustment=Number of Stock Prior to Adjustment X Ratio for Stock Split or Stock Merger

In addition, the number of shares for stock acquisition rights will be adjusted to a reasonable extent if there is a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 45th Annual General Meeting of Shareholders of the Company.

(2) Number of the stock acquisition rights to be issued

Maximum of 4,000. The maximum total stock to be issued or transferred upon exercise of the stock acquisition rights will be 40,000. However, this number to be issued or transferred upon exercise of the stock acquisition rights will be adjusted if there is any adjustment made in the number of shares, as a purpose of the stock acquisition rights, as per (1) above.

(3) Necessity of Payment for the Stock Acquisition Rights No payment is required for stock acquisition rights. This condition does not apply for an issuance under favorable terms.

(4) Amount to be Invested at Time of Exercising Stock Acquisition Rights and Calculation Method Used

Amount to be invested into the Company at time of exercising one unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), and the number of shares to be issued per unit of the stock acquisition rights set forth in (1) above.

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, the date on which the Company decides the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

In addition, the exercise price of the stock acquisition rights will be adjusted to a reasonable extent if there is a stock split, reverse stock split or a merger, spin-off, exchange of stock, stock transfer, or any other inevitable reasons after the closing of the 45th Annual General Meeting of Shareholders of the Company.

(5) Exercise period of the stock acquisition rights

From two years following the day of the setting of the offering of conditions for issuing stock acquisition rights by our executive officer, delegated by the Board of Directors of the Company, to June 24, 2018.

(6) Conditions for exercising the stock acquisition rights

The conditions for exercising the stock acquisition rights shall be stipulated in a contract between ORIX Corporation and the recipients of the stock acquisition rights.

(7) Reason for Acquisition of the Stock Acquisition Rights

1. If a bill to approve a contract for the Company to become the non-surviving entity of a merger, a bill to approve a contract for the Company to become a divested company through a divesture, or to approve a newly-created divesture plan, or a bill to approve a contract for the Company to become a wholly-owned subsidiary due to a share-swap contract or to approve a share-transfer plan, has been approved by the General Meeting of Shareholders of the Company (a decision by the meeting of the Board of Directors of the Company, or by our executive officer delegated by the Board of Directors, if an approval by the General Meeting of Shareholders is not necessary) then the stock acquisition rights may be cancelled at no cost to the Company, by an executive officer delegated by the Board of Directors or by a decision made by the meeting of the Board of Directors, on a date to be determined.

2. If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

(8) Condition for transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

(9) Necessary Adjustments or Changes in Conditions for Exercising Stock Acquisition Rights and the Shortening of the Exercise Period for Stock Acquisition Rights in the Case of an Organizational Restructuring such as a Merger

In the event that the Company effects a merger, demerger, share-swap, share-transfer or other organizational restructuring as stipulated under the Company Law, or in the event of reform or abolition of related laws and ordinances, which becomes effective after the conclusion of the 45th Annual General Meeting of Shareholders, the decision by the meeting of the Board of Directors of the Company or our executive officer delegated by the Board of Directors, to the extent reasonable, will make necessary adjustments or changes in the conditions for exercising stock acquisition rights and the shortening of the exercise period for stock acquisition rights and has the ability to restrict the exercising of stock acquisition rights as stipulated in clauses (1) and (4),.

2

(10) Increased capital and capital reserves in case of issuing shares upon exercise of the stock acquisition rights

1. The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

2. The amount of increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above, from the limit amount of increased capital also mentioned in 1. above.

Note: The above matters are subject to the approval of the Compensation Committee on “matters relating to the setting of compensation of individual directors and executive officers” that will take place after the 45th Annual General Meeting of Shareholders of the Company, which is scheduled to be held on June 24, 2008.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Business Risks” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2007 – March 31, 2008.”

-end-

3